Exhibit 12.c

Dominion Gas Holdings, LLC

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings, as defined:
Income from continuing operations before income tax expense	$740	$846	$762	$747	$549
Distributed income from unconsolidated investees, less equity in earnings	(3)	(1)	(2)	2	2
Fixed charges included in income	86	39	43	65	64

Total earnings, as defined	$823	$884	$803	$814	$615

Fixed charges, as defined:
Interest charges	$74	$28	$30	$51	$51
Rental interest factor	12	11	13	14	13

Total fixed charges, as defined	$86	$39	$43	$65	$64

Ratio of Earnings to Fixed Charges	9.57	22.67	18.67	12.52	9.61